Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Target Arm Inc.
12 FISHER LN
RIDGEFIELD, CT 06877
https://www.targetarm.com

Up to $4,390,153.44 in Common Stock at $1.88
Minimum Target Amount: $14,998.64

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Target Arm Inc.
Address: 12 FISHER LN, RIDGEFIELD, CT 06877
State of Incorporation: DE
Date Incorporated: January 23, 2020

Terms:

Equity

Offering Minimum: $14,998.64 | 7,978 shares of Common Stock
Offering Maximum: $4,390,153.44 | 2,335,188 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.88
Minimum Investment Amount (per investor): $498.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Perks

Early Bronze — Invest $1,000+ within the first 3 weeks and receive 15% bonus shares

Early Silver — Invest $2,500+ within the first 3 weeks and receive 20% bonus shares

Early Gold — Invest $5,000+ within the first 3 weeks and receive 25% bonus shares

Early Platinum — Invest $10,000+ within the first 3 weeks and receive 30% bonus shares

Early Diamond — Invest $25,000+ within the first 3 weeks and receive 35% bonus shares

Flash 1 — Invest $1,000+ Days 45-52 and receive 10% bonus shares

Flash 2 — Invest $2,500+ Days 45-52 and receive 15% bonus shares

Flash 3 — Invest $5,000+ Days 45-52 and receive 20% bonus shares

Flash 4 — Invest $10,000+ Days 45-52 and receive 25% bonus shares

Flash 5 — Invest $25,000+ Days 45-52 and receive 30% bonus shares

Volume-Based Perks**

Dream: $5,000+ - Receive 5% Bonus Shares

Impact: $10,000+ Receive 7% Bonus Shares

Empower: $25,000+ Receive 10% Bonus Shares + group video demonstration of Tular or Ralar with First Person POV View + a Personal 30-minute Zoom Meeting with our Executive Leadership Team

Inspire: $50,000+ Receive 15% Bonus Shares + Ride Along In-Person or Remotely Control the Target Arm Drone + Personal Hour long Zoom Meeting with Executive Leadership

Innovate: $100,000+ Receive 25% Bonus Shares + Have your name engraved on a Tular or Ralar Device + Ride along In-Person or Remotely Control the Target Arm Drone + Personal Hour long Zoom Meeting with Executive Leadership

<u>Loyalty Perk</u>

As you are a previous investor or an employee of the company or a friend or family in Target Arm Inc., you are eligible for additional bonus shares (25%)

<u>Reservations Perk</u>

As a reservations holder you are eligible for 20% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** <u>Non-Share Benefits:</u> Please note the following regarding the non-share perks offered:

- Travel and Related Expenses: All travel and related expenses are the responsibility of the participant and must be completed within 90 days following the conclusion of the offering.

- Video Teleconferences: Your participation in video teleconferences with our executives and engineering team will be organized based on their availability and may be subject to rescheduling. We are committed to making reasonable efforts to accommodate your schedule, however, we cannot promise specific dates or times in advance.

- Private Demos and Flight Testing: Opportunities for private demonstrations and ride-along flight tests will be coordinated with the company's operational schedule. Participants will need to adhere to specific safety guidelines. Please be aware that these location-specific experiences do not cover travel or lodging expenses, which participants must arrange and finance independently.

The 10% StartEngine Venture Club Bonus

Target Arm Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, Loyalty Perk, and Reservations Perk in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Target Arm Inc. ("Target Arm" or the "Company"), established in 2020, is a robotics hardware and software company based in Delaware, with a wholly-owned subsidiary, TA Properties New Milford LLC, in Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022. Our cutting-edge 6,500 ft2 R&D facility in New Milford serves as the epicenter of innovation and rapid prototyping for their flagship product, Tular.

Tular is a revolutionary device enabling the autonomous launch and recovery of drones from moving vehicles, targeting both commercial and military applications. Our Tular line of products now includes Ralar (Robotic Arm Launch and Recovery), along with 3 AI-enhanced software products (TRACKR Sensor Fusion Engine, TurboFly Wrap Around Flight Controller, and Maestro Mission Controller). With eight AFWERX Small Business Innovation Research/Small Business

<u>Intellectual Property</u>

Target Arm Inc. holds intellectual property, including patents and proprietary technology, crucial for its pioneering solutions in autonomous drone launch and recovery. Target Arm Inc. holds patents related to autonomous drone launch and recovery technology, covering aspects such as system design, control algorithms, and integration with moving vehicles.

Jeffrey McChesney, CEO and Founder of Target Arm, assigned his three patents solely to the company. The three issued and granted United States Patent and Trademark Office (USPTO) patents are:

US 9650156: Pin Array Chamber Systems and Methods for Releasing and Capturing Moving Objects

US 10077095: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Maritime

US 10457419: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Space.

In addition to the assignment of patents, Target Arm has filed and has received USPTO-granted trademarks for "Target Arm" and for one of its commercial products, "Tular."

Target Arm Inc. was initially organized as Target Arm LLC, a Connecticut limited liability company on April 18, 2017, and converted to a Delaware corporation on January 23, 2020.

Competitors and Industry

Competitors

We believe Target Arm sets itself apart with its patented Tular and Ralar devices, enabling autonomous launch and recovery of drones from any moving vehicle, at all speeds, and even in windy conditions. Unlike competitors, Target Arm's technology is vehicle-agnostic and drone-agnostic and offers unmatched versatility and reliability. Additionally, Target Arm's focus on rapid innovation and strategic partnerships with industry leaders positions it as a leader in the autonomous drone technology sector.

Concerning military competition, Lead system integrators (LSIs), such as Boeing and Lockheed Martin, possess both aircraft and drone design prowess to attempt to compete with Target Arm. The company's novel and patented Tular solutions are a key differentiator for horizontal launch and recovery on-the-move, not to mention Target Arm's speed and nimbleness to innovate, thanks to its size and aggressive innovation approach. In addition, another competitor called Kratos worked with the Defense Advanced Projects Agency (DARPA) for a proprietary C-130 concept with drones called Gremlins, but had only one successful drone recovery since 2014 on the last day of the program. Tular has been capturing drones routinely since version 1 in early 2018, with Ralar routinely capturing drones for 2+ years in stealth development. We believe Kratos' solution has a narrow military market, even if adopted, whereas Tular's line of products has a much larger market potential across domains and industries. An additional competitor is Planck Aerospace, now owned by Aerovironment, but their vertical landing solution is encumbered with the same aerodynamic issues as all previous vertical technologies with wind/airspeed upon landing and has limited on-the-move speed capability. Lastly, all "drone-in-a-box" solutions and tethered drone solutions are fighting for the static location use cases, but to Target Arm's knowledge, no one but Target Arm can do both static and moving solutions with the same device while being drone agnostic and universal.

Concerning commercial competition, very large corporations (Google, Amazon, UPS, etc.) have ongoing package delivery research and development projects with drones. The predominant solution they all have is using proprietary drones from static launch and recovery locations. We believe no other commercial solution is designed to be vehicle-agnostic, drone-agnostic, nor operating from any vehicle/vessel operating at all speeds. The key differentiator is Target Arm patented technology that enables the drones to fly in smooth air horizontally and avoid getting close to the capturing vehicle/vessel. The result is swift and assured release and capture of drones without encountering boundary layer turbulence and control problems that have plagued similar attempts for over 100 years of aviation. Drone competition is also being developed in virtually all other major industries for Target Arm (oil and gas, windfarms, agriculture, humanitarian and disaster relief, first responders and many more). The same aerodynamic restriction applies to these industries as it does to package delivery, and the same types of proprietary drones are being developed for static launch and recovery. We believe Target Arm's 3 patents provide the key differentiators (being drone-agnostic and operating at all speeds) that will enable more business models across national airspaces across the globe.

Target Arm's vision is to connect the world in motion - and enable physical goods and services to be launched and recovered from all modes of transportation while they are moving. This vision encompasses in the air, in the water, and in space. We believe no other technology exists today that is designed to operate drones seamlessly in all three mediums.

Industry

Target Arm is strategically focused on defense needs, the automotive industry, and the projected $25.3 billion autonomous last-mile delivery market, aiming to target the combined $30 billion+ Service Addressable Market (SAM) across commercial and military applications

https://www.researchandmarkets.com/reports/5311262/global-drone-package-delivery-market-by

https://www.researchandmarkets.com/reports/5533465/global-autonomous-last-mile-delivery-market-by

Current Stage and Roadmap

Current Traction

Target Arm is currently at the Seed 2 stage, pre-revenue, with achievements including securing over $3.5 million in R&D contracts and establishing relationships with industry leaders. The company has advanced its flagship product, Tular, from Technology Readiness Level (TRL)-1 to TRL-7 for various military applications, which we believe positions itself as a leader in autonomous drone launch and recovery technology. Ralar, which was recently unveiled to the public, is also at TRL-7, accomplishes the same use cases as Tular, and utilizes all the same AI-enhanced software products. Target Arm has also raised just under $600K+ in its last crowdfunding offering.

Future Roadmap

The company plans to sell 20 Tular or Ralar devices in 2025, increase its workforce to 20 full-time engineers and sales team members, and continue innovating with R&D efforts. Furthermore, Target Arm anticipates future capital raises to focus on contract manufacturing, hiring, tooling, and facilities, paving the way for further growth and expansion in the years to come.

The Team

Officers and Directors

Name: Jeffrey A. McChesney

Jeffrey A. McChesney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman, CEO and Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: Principal Executive and Decision Maker as CEO. Jeffrey will be providing Form C sign-off as the Company's Principal Accounting Officer. Salary: $180,000 with plans to receive equity compensation in the future.

Other business experience in the past three years:

- Employer: Gladiator Therapeutics LLC
  Title: Advisor, Board of Advisors
  Dates of Service: August, 2020 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Meriki Capital Inc.
  Title: President and Secretary
  Dates of Service: May, 2020 - Present
  Responsibilities: Manage the personal holding company

Other business experience in the past three years:

- Employer: MJM Creations LLC
  Title: Managing Member
  Dates of Service: July, 2022 - Present
  Responsibilities: Manage the holding company to commercialize my deceased son's Artwork.

Other business experience in the past three years:

- Employer: TA Properties New Milford, LLC
  Title: Managing Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Holding company for Owned Property to rent to Target Arm Inc.

Other business experience in the past three years:

- Employer: Mass Innovation Network

Title: Board Advisor
Dates of Service: November, 2021 - Present
Responsibilities: Board Advisor

Name: Ryan P Bigham

Ryan P Bigham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: SVP/Lead Engineer & Co-Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: Bigham's role includes leading and assembling a team to design and develop our flagship product; offering technical support and guidance whenever necessary to ensure the successful achievement of our company's objectives. Annual Salary: $168,900 Equity: 24% of salary.

Other business experience in the past three years:

- Employer: 101 Milwaukee Avenue LLC
  Title: Member
  Dates of Service: December, 2015 - Present
  Responsibilities: This is the real estate holding company that a single rental property is held in. I am the sole owner and manage the property.

Other business experience in the past three years:

- Employer: High Street 6 LLC
  Title: Member
  Dates of Service: November, 2019 - Present
  Responsibilities: This is a real estate holding company that holds a single rental property. I am the principal investor in this company but do not manage the day to day operations.

Other business experience in the past three years:

- Employer: Silver Brook Mill LLC
  Title: Member
  Dates of Service: December, 2023 - Present
  Responsibilities: This is a real estate holding company that holds a single commercial building. I am a minority investor in the property and do not have a day-to-day role.

Name: Eric David Achtmann

Eric David Achtmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member & Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Outside Director & Board Member (non-executive). No Salary; Equity: 1.27%

Other business experience in the past three years:

- Employer: Relief international Alliance (501c3 international NGO)
  Title: Vice Chairman
  Dates of Service: September, 2023 - Present
  Responsibilities: Non-Executive Director in USA, GBR, FRA, and BEL

Other business experience in the past three years:

- Employer: Celdara Medical
  Title: Non-Executive Director, Member Audit Committee
  Dates of Service: January, 2009 - Present

Responsibilities: See above

Other business experience in the past three years:

- Employer: Yewmaker Ltd.
  Title: Founding Non-Executive Director
  Dates of Service: July, 2021 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Arowana Capital
  Title: Member Board of Advisors
  Dates of Service: December, 2020 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: VivoPower PLC
  Title: Member, Board of Advisors
  Dates of Service: January, 2020 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Aclys Bio Corp. (Formerly Javelin Oncology)
  Title: Non-Executive Director
  Dates of Service: January, 2019 - Present
  Responsibilities: see above

Other business experience in the past three years:

- Employer: VeriTX Inc.
  Title: Non-Executive Director
  Dates of Service: July, 2020 - March, 2023
  Responsibilities: see above

Other business experience in the past three years:

- Employer: Meggitt PLC
  Title: Founding Member, Technology Advisory Board
  Dates of Service: March, 2018 - September, 2021
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Global Capital X
  Title: Founder & Managing Director
  Dates of Service: January, 2007 - Present
  Responsibilities: Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

Name: Douglas Andrew Neugold

Douglas Andrew Neugold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Neugold provides strategic, operational, and tactical feedback and support. Neugold receives no

salary; Equity: Grants as and when determined.

Other business experience in the past three years:

- Employer: Univercells SA, Belgium.
  Title: Chairman of The Board
  Dates of Service: July, 2016 - Present
  Responsibilities: Inputs on all major issues, strategic, financial tactical, and operational. Serve on committees.

Other business experience in the past three years:

- Employer: Rebion, Boston MA
  Title: Director, Investor
  Dates of Service: November, 2019 - Present
  Responsibilities: Provide guidance in all areas.

Other business experience in the past three years:

- Employer: Definitive Biotechnologies
  Title: Director, Investor
  Dates of Service: April, 2021 - Present
  Responsibilities: Inputs in all areas as needed. Help raise capital as needed

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4.390M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Changes
The drone and autonomous vehicle industries are subject to significant regulatory oversight, which could change, imposing new compliance costs or limitations on Target Arm's operations, product development, and market entry strategies.

Certification and Safety Requirements
Target Arm's products, especially those aimed at the military and commercial transport sectors, must adhere to stringent safety and certification standards. Failure to meet these standards could delay product launches, increase costs, or limit market adoption.

Technological Adaptation and Innovation Risk
The autonomous drone and vehicle technology sector is rapidly evolving. Target Arm's future success is highly dependent on its ability to continually adapt and innovate in response to technological advancements and market demands. Failure to keep pace with new technologies or innovative competitors could render Target Arm's products less competitive or obsolete.

Intellectual Property Protection and Litigation Risk
While Target Arm holds patents for its technology, the risk of infringement by others, challenges to the validity of its patents, or the costly nature of intellectual property litigation could strain financial resources and divert management's attention from business operations.

Market Acceptance and Competition Risk
The commercial success of Target Arm's Tular device is not guaranteed. Market acceptance is influenced by factors such as cost, reliability, and existing alternatives. Intense competition from larger, more established companies, or emerging startups with innovative solutions, could impact market share and profitability.

Government Contracting and Funding Risk
A portion of Target Arm's revenue may come from government contracts, subject to the cyclical nature of government budgeting processes and shifting defense priorities. Loss of, or changes in, government funding and contracts could significantly affect revenue and strategic direction.

Cybersecurity and Data Privacy Risk

Target Arm operates in sectors where data security is paramount. A cybersecurity breach could compromise sensitive information, lead to significant legal and financial repercussions, and damage the company's reputation.

Manufacturing and Supply Chain Risk

Target Arm's ability to produce and deliver its Tular device depends on reliable manufacturing processes and supply chains. Disruptions, such as material shortages, labor disputes, or geopolitical tensions, could lead to delays, increased costs, or inability to meet demand.

Economic and Sector-Specific Market Conditions Risk

The autonomous drone and vehicle sector is susceptible to economic downturns and shifts in industry-specific demand. A decline in defense spending, changes in consumer preferences, or reduced investment in autonomous technologies could adversely affect Target Arm's business.

Product Liability and Safety Risk

Given the nature of Target Arm's products, there is a risk of liability for product defects, operational failures, or accidents resulting in property damage or personal injury. Such incidents could lead to significant legal liabilities and harm the company's reputation and financial standing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey A. McChesney	22,986,158	Common Stock	71.7%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,335,188 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 36,517,080 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 5,719,821 shares to be issued pursuant to stock options reserved but unissued and 5,217,119 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 57,508
  Use of proceeds: Pre-stock split of 20:1 - Sales and Marketing, Research and Development, Working Capital, Salaries
  Date: January 26, 2021
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $583,408.55
  Number of Securities Sold: 412,680
  Use of proceeds: Startup Funds
  Date: February 28, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Our revenue decreased from 2022 ($950,178) to 2023 ($566,574). Since the company has been developing its products through R&D during these years, access to US Government (USG) R&D contracts has been the predominant source of revenue. These contracts are highly competitive and run by the Small Business Administration (SBA) through various Cabinet Departments. Target Arm has an aggressive contract capture management effort to apply for these competitive contracts to include a professional sales consultant for lead generation and professional proposal writing.

We anticipate the primary factors affecting our future revenue will be twofold: the opening of the national airspace to beyond visual line of sight (BVLOS) drone operations (FAA authorities and rule-making); and the public acceptance of airborne drones to provide commercial goods and services at significantly greater rates than found today. We believe as the airspace opens up, the 49% CAGR that is projected by market studies could become a reality.

Costs of Sales & Expenses

We were pre-sales and the costs of sales were essentially zero. The steady Operating Expenses from 2022 ($1,469,739) to 2023 ($1,418,805) was almost entirely a management decision to continue with an aggressive R&D campaign to complete product design and testing for the emerging market expected at mid-decade (2024-2025). Current Assets decreased from 2022 ($1,151,129) through 2023 ($287,160) and General and Administrative Expenses remained steady from 2022 ($1,378,846) to 2023 ($1,348,628). This was driven by hiring more engineers with highly-sought after robotics, mechatronics, and autonomy skill sets as we completed our build of the first commercial device, Tular v3.5, while also developing Ralar with internal funds. These engineers are highly skilled and are high-wage jobs. As a result of our continuing transition to commercialization, our expenses remained steady with our full-time workforce. The greatest cost at Target Arm is our human capital. Even so, Target Arm's personnel are extremely well-trained in Robotics, Autonomy, and AI/ML. Consequently, their salaries will likely increase and potentially even their percentage of COGS may increase.

Again, being pre-sales last year, there have not been any direct changes in Gross Margins. The primary factor to consider for Gross Margins is the effect of raw and machined materials and electronics from overseas. Protective tariffs by the USA could have an oversized impact on the COGS and consequently Gross Margins.

The primary factor for increases in expenses is directly due to hiring highly skilled robotics and autonomy engineers. Increased hiring and increasing salaries are the predominant drivers of expenses in the company.

Historical results and cash flows:

As a highly innovative R&D company, we plan to continue creating new products and services that we believe will be valuable well into the future. As a result, we expect to maintain and potentially increase the level of DoD and commercial R&D contracts for innovation. Secondly, we now have four Minimally Viable Products that we are currently selling across both DoD and commercial customers. We anticipate that sales may approach or surpass research and development (R&D) contract revenues in 2025. As the drone industry continues to develop, we aim to expand our market presence. Industry reports suggest that the drone last-mile delivery market is projected to grow at a compound annual growth rate (CAGR) of 49%. While we are working to position ourselves in this growing market, there can be no guarantee of achieving similar growth rates or market share.

While the nascent drone industry was an economic factor during 2022 and 2023, we believe Target Arm was well positioned with adequate cash, revenue, and investments to move toward commercialization in preparation for market emergence. Anticipating this market emergence and public acceptance in 2024 and beyond, the company deployed its Assets from 2022 ($2,060,891) to 2023 ($1,155,821), to ensure adequate headcount and depth of engineering expertise. Headcount remained relatively steady and lean to retain robotics and autonomy expertise.

One of our goals is to increase product adoption and potentially increase our YoY revenue.* We aim to pursue this growth through commercial sales to both the Department of Defense (DoD) and private-sector drone operators utilizing drones on the move.

*The statement regarding our revenue goal is forward-looking and represents management's aspirations based on current plans, market conditions, and assumptions. There is no assurance that this goal will be achieved. Revenue growth depends on various factors, including market demand, competition, successful execution of contracts, regulatory approvals, and other unforeseen events. Past performance does not predict future outcomes.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 29, 2024, the Company currently has cash on hand of approximately $23,377.52, and a revolving $150,000 line of credit with Chase for a total amount available of $4,455.15. This line of credit currently has an outstanding balance of $146,744.10. The Company has an additional non-revolving $150,000 line of credit with Meriki Capital Inc. for a total amount available of $150,000. This line of credit currently has zero outstanding balance. Mr. McChesney is the President of Meriki Capital Inc. and is the 100% owner and President.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the first $1M in funds are critical for our operations today. If the company is able to raise above $1M, the funds will be critical for our growth and expansion plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Without any further contracts, we estimate 7 months runway with a burn rate of at around $10k. We have available from current assets (cash on hand) and our 1 contract backlog of revenue of $83,000. This assumes not tapping our Line of Credit with Chase Bank. Almost all expenses are Salaries and General Admin Fixed Costs (mortgage, utilities, etc.). Target Arm has restricted independent R&D costs and is now only expensing for R&D that is under contract to DoD.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal of $4,390,153.56, our operating timeframe will expand from 7 months to approximately 3.5 years without any expansion or independent R&D. Our burn rate would increase to at around 85K with restarting independent R&D. The remaining expenses would remain as is, unless we start expanding to meet market demands and future contracts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Target Arm is actively pursuing the automotive sector for both package delivery and recently direct-to-consumer solutions for SUV installations and the adventure-seeking audience. We believe these ongoing sales efforts will have the potential to generate new revenue streams and increase the Company's capital resources. We also believe our recent selection by the Air Force to participate in developing a new autonomous air-air refueling mechanism will lead to additional R&D revenue in 2025 and beyond.* This work started in December 2024 with our Prime Contractor Legionnaire International.

*The statements contained herein regarding Target Arm's ongoing business efforts, anticipated revenue streams, and potential opportunities are forward-looking and reflect management's current expectations as of the date of this communication. These statements are subject to various risks and uncertainties. Actual results may differ from those expressed or implied. Past performance is not indicative of future results.

Indebtedness

- Creditor: Savings Bank of Danbury - Commercial Mortgage Variable Rate
  Amount Owed: $676,606.00
  Interest Rate: 5.95%
  Maturity Date: January 31, 2048

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $68,652,110.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has no preferred stock outstanding; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) the Company has zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.64 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- General and Administrative
  70.0%
  70% of the funds will be allocated towards staff salaries, including the recruitment of key engineering personnel and critical hires to support the company's growth trajectory.

- Research & Development
  10.0%
  10% of the funds will be dedicated to advancing our existing products and developing new innovations. Our R&D

efforts will focus on enhancing the functionality and efficiency of our current offerings, as well as exploring new avenues for technological development.

- Sales and Marketing
  4.5%
  The remaining 4.5% of the funds will be allocated towards sales and marketing initiatives aimed at expanding our customer base and increasing market penetration. This includes bolstering our sales team, executing targeted marketing campaigns, and conducting frequent product demonstrations to showcase our solutions to both commercial and military clients.

- Marketing
  10.0%
  We plan to use 10% of proceeds to market the second crowdfunding raise.

If we raise the over allotment amount of $4,390,153.44, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- General and Administrative
  70.0%
  70% of the funds will be allocated towards staff salaries, including the recruitment of key engineering personnel and critical hires to support the company's growth trajectory.

- Research & Development
  10.0%
  10% of the funds will be dedicated to advancing our existing products and developing new innovations. Our R&D efforts will focus on enhancing the functionality and efficiency of our current offerings, as well as exploring new avenues for technological development.

- Sales and Marketing
  4.5%
  The remaining 4.5% of the funds will be allocated towards sales and marketing initiatives aimed at expanding our customer base and increasing market penetration. This includes bolstering our sales team, executing targeted marketing campaigns, and conducting frequent product demonstrations to showcase our solutions to both commercial and military clients.

- Marketing
  10.0%
  We plan to use 10% of proceeds to market the second crowdfunding raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.targetarm.com (www.targetarm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/targetarm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Target Arm Inc.

[See attached]

TARGET ARM INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

_____



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Target Arm Inc.
Ridgefield, Connecticut

Opinion

We have audited the accompanying consolidated financial statements of Target Arm, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and 2022, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

June 25, 2024
Los Angeles, California

TARGET ARM, INC.
CONSOLIDATED BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	266,551	$	952,909
Accounts Receivable, net		-		150,000
Prepaids and Other Current Assets		20,609		48,220
Total Current Assets		**287,160**		**1,151,129**
Property and Equipment, net		868,241		906,512
Intangible Assets		-		630
Security Deposit		420		2,620
Total Assets	$	**1,155,821**	$	**2,060,891**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	12,281	$	20,548
Current Portion of Loans and Notes		11,969		11,479
Total Current Liabilities		**24,250**		**32,027**
Promissory Notes and Loans		676,606		688,521
Total Liabilities		**700,856**		**720,548**
STOCKHOLDERS' EQUITY				
Common Stock		13		13
Additional Paid In Capital		1,806,398		1,807,267
Retained Earnings/(Accumulated Deficit)		(1,351,446)		(466,937)
Total Stockholders' Equity		**454,965**		**1,340,343**
Total Liabilities and Stockholders' Equity	$	**1,155,821**	$	**2,060,891**

See accompanying notes to financial statements.

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 566,574	$ 950,178
Cost of Goods Sold	-	10,520
Gross Profit	**566,574**	**939,658**
Operating Expenses		
General and Administrative	1,348,628	1,378,846
Research and Development	63,571	85,037
Sales and Marketing	6,607	5,856
Total Operating Expenses	**1,418,805**	**1,469,739**
Operating Loss	**(852,231)**	**(530,081)**
Interest Expense	38,354	-
Other Income	6,076	9,249
Loss Before Provision For Income Taxes	**(884,509)**	**(520,832)**
Benefit/(Provision) For Income Taxes	-	-
Loss After Provision For Income Taxes	**$ (884,509)**	**$ (520,832)**

See accompanying notes to financial statements.

TARGET ARM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(USD $ in Dollars)	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	1,232,935	$ 12	$ 1,110,084	$ 53,895	$ 1,163,991
Issuance of Stock	25,438	1	696,860	-	696,861
Share-Based Compensation	-	-	323	-	323
Net Loss	-	-	-	(520,832)	(520,832)
Balance—December 31, 2022	1,258,373	$ 13	$ 1,807,267	$ (466,937)	$ 1,340,343
Prior Year Adjustments	-	-	(1,121)	-	(1,121)
Share-Based Compensation	-	-	252	-	252
Net Loss	-	-	-	(884,509)	(884,509)
Balance—December 31, 2023	1,258,373	$ 13	$ 1,806,398	$ (1,351,446)	$ 454,965

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(884,509)	$	(520,832)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		44,409		47,119
Amortization Expense		630		2,301
Share-based Compensation		252		323
Changes In Operating Assets And Liabilities:				
Accounts Receivable, net		150,000		(144,005)
Prepaids And Other Current Assets		27,611		14,480
Credit Cards		(8,267)		9,206
Other Current Liabilities		-		(1,040)
Security Deposit		2,200		-
Net Cash Used In Operating Activities		**(667,674)**		**(592,448)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(9,637)		(943,347)
Disposal Of Vehicle		3,500		-
Purchase of Intangible Assets		-		(2,250)
Net Cash Used In Investing Activities		**(6,137)**		**(945,597)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock		-		696,861
Capital Distribution		(1,121)		-
Borrowing on Promissory Notes and Loans		(11,425)		700,000
Net Cash (used In)/Provided By Financing Activities		**(12,546)**		**1,396,861**
Change in Cash And Cash Equivalents		(686,358)		(141,184)
Cash—Beginning Of The Year		952,909		1,094,093
Cash—End Of The Year	$	**266,551**	$	**952,909**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	(38,354)	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Target Arm Inc. was incorporated on January 23, 2020, in the state of Delaware. The corporation possesses a fully owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular products, retain the decision-making and revenue recognition. Tular is device that enables autonomous launch and recovery of both rotary and fixed wing drones with any moving vehicle. To retain those core competencies, Target Arm intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm has been awarded seven (7) AFWERX Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,947 and $639,111, respectively.

TARGET ARM, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Management deemed allowance for expected credit losses to not be material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Vehicles	5 years
Leasehold Improvements	15 years
Computer Equipment	5 years
Property	39 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include patents and trademarks and are amortized over the period of five years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when services are provided to the customer. The Company earns revenues from the sale of its products (Tular, Sensor Fusion Engine (SFE) and Maestro mission control products).

Cost of sales

Costs of goods and services sold include the cost of shipping, freight, fees etc.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $6,607 and $5,856, which is included in sales and marketing expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 21, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid Expenses	$ 20,609	$ 48,220
Total Prepaids and Other Current Assets	$ 20,609	$ 48,220

4. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,	2023	2022
Furniture and Equipment	$ 28,877	$ 28,877
Freightliner Truck	13,012	13,012
Look STV Trailer	3,334	3,334
GMC Truck 2010	10,000	10,000
Hyundai Tucson SUV 2007	-	3,500
Leasehold Improvements	5,550	1,550
Computer Equipment	40,948	37,599
ATV	8,800	8,800
Property	898,733	899,945
Property and Equipment, at Cost	1,009,255	1,006,617
Accumulated Depreciation	(141,014)	(100,105)
Property and Equipment, net	$ 868,241	$ 906,512

Depreciation expenses for property and equipment for the year ended December 31, 2023 and 2022 was in the amount of $44,409 and $47,119 respectively.

5. INTANGIBLE ASSETS

Intangible asset consists of:

As of December 31,	2023	2022
Patents and Trademarks	$ 7,510	$ 7,510
Intangible Assets, at cost	7,510	7,510
Accumulated Amortization	(7,510)	(6,880)
Intangible Assets, net	$ -	$ 630

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the year ended December 31, 2023 and 2022 was in the amount of $630 and $2,301 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.00001. As of both December 31, 2023 and December 31, 2022, 1,258,373 shares of common stock were issued and outstanding.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2022 & 2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	220,820	$ 0.01	-
Granted	16,742	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	237,562	$ 0.01	7.62
Exercisable Options at December 31, 2022	237,562	$ 0.01	7.62
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	237,562	$ 0.01	6.63
Exercisable Options at December 31, 2023	237,562	$ 0.01	6.63

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 was $323 and $323, respectively.

8.   DEBT

The Company had outstanding term loans/notes payable. Details of loans outstanding are as follows:

				As of September 30, 2023			As of September 30, 2022		
Debt Instrument Name	Principal Amount	Effective Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Savings Bank of Danbury - Commercial Mortgage Variable Rate Note	$700,000	5.95%	2048	$ 11,969	$ 676,606	$ 688,575	$ 11,479	$ 688,521	$ 700,000
Total				$ 11,969	$ 676,606	$ 688,575	$ 11,479	$ 688,521	$ 700,000

As of December 31, 2023, the aggregate maturities of long-term borrowings are as follows:

Year Ending December 31, 2023	
2024	11,969
2025	13,255
2026	14,066
2027	14,926
2028	15,839
Thereafter	618,519

9.   INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,	2023	2022
Net Operating Loss	$ (252,085)	$ (154,680)
Valuation Allowance	252,085	154,680
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (269,262)	$ (17,177)
Valuation Allowance	269,262	17,177
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $944,779, and the Company had state net operating loss ("NOL") carryforwards of approximately $944,779. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023 and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023 and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through June 25, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $852,231, net operating cash outflow of $667,674 and liquid assets in cash of $266,551, which are less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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MINUTES MATTER:
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TARGETARM

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REASONS TO INVEST



Pepperdine's Most Fundable Company – Selected as the Most Fundable Company in 2020 by Pepperdine University Business School – out of 4,500+ startups. Since then, we've raised over $3.5M in Investments and $2M Contracts.*

Our 5 AI-enhanced products enable autonomous Launch & Recovery of rotary and fixed-wing drones from any moving

 vehicle, revolutionizing package delivery, public safety & military ops with speed, accuracy & security.

 Total Service Addressable Market (SAM) of $30B+, including the Drone Package Delivery Market (expected $5B by 2030).** Notable customers include Hyundai, BAE Systems, U.S. Air Force, U.S. Space Force & the U.S. Army.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

*Past performance, including $3.5M raised in investments and $2M in contracts, is not indicative of future results. There is no guarantee of similar outcomes. Prospective investors should evaluate all risks and consult advisors before investing.

**The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks, uncertainties, and assumptions, including changes in market conditions, regulatory developments, and technological advancements. Actual outcomes may differ.

TEAM



Jeffrey "Cheese" A. McChesney • Chairman | CEO & Founder

Jeff McChesney, CEO of Target Arm, pioneers Tular, launching and recovering drones autonomously from any moving vehicle, already at over 65mph. A USAF Academy, Columbia and Harvard alumnus, TopGun grad, & Harvard National Security Fellow, Jeff is a seasoned entrepreneur, combat pilot, and expert in finance and cybersecurity. With a track record of success, he inspires excellence and integrity, holding multiple pilot licenses.*
Past performance is not indicative of future results. There is no guarantee of similar outcomes.

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Ryan "Dory" Bigham • SVP | Lead Engineer & Co-Founder

Ryan Bigham, SVP & Lead Engineer at Target Arm, is an accomplished mechanical engineer who has excelled in team management in the aerospace and medical sectors. He has a proven track record of building successful teams capable of turning ideas into tangible products.* Ryan's engineering background from Rensselaer Polytechnic



University, coupled with his passion for engineering design, allows him to effectively guide projects from conception to completion.

Past performance is not indicative of future results. There is no guarantee of similar outcomes.

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Eric Achtmann • Director



Eric Achtmann, founder of Global Capital X, is a seasoned leader, innovator, and investor. He has extensive experience in aerospace, defense, and automotive sectors. Notable achievements include pioneering product development at McKinsey and co-founding V-Nova. Eric holds an MBA in Finance from the MIT Sloan School of Management and further degrees from MIT, Von Karman Institute, TU Munich, and University of New Hampshire.

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Doug Neugold • Director



Douglas Neugold served as Chairman/CEO/President of ATMI, Inc. from 2011 to 2014 when it was acquired by Entegris for $1.15B.* Prior, he held various leadership roles at ATMI since joining in 1998, including President of the company in 2000. With a Bachelor's degree from Clarkson University, he boasts 30+ years of experience in the electronics industry, aimed at driving growth and innovation.

References to Douglas Neugold's past roles, including his tenure as Chairman, CEO, and President of ATMI, Inc. and its acquisition by Entegris, are for informational purposes only and do not imply future success or guarantee similar outcomes for Target Arm. Past performance and achievements are not indicative of future results.

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Warren Katz • Advisor



Warren is currently Chairman Of The Board at The Alliance for Commercial Technology in Government. Previously, Warren was the Managing Director for Techstars' Air Force Accelerator, where he assisted emerging companies, including Target Arm in 2020. He is an angel investor and mentor to over 30 companies and was formerly the CEO of MAK Technologies, which he sold to VT Systems in 2006.* With Bachelor's in Mechanical and Electrical Engineering from MIT, Warren possesses deep technical and business acumen across a wide breadth of business solutions.

References to prior roles are provided for informational purposes only. These references do not guarantee future success or similar outcomes for Target Arm. Past performance and achievements are not indicative of future results.

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MG (Ret.) Steve Sargeant "Burner" • Advisor





General Sargeant is currently the CEO of Marvin Test Solutions, and was formerly the Commander of the Air Force Operational Test and Evaluation Command, the Commander of the 56th Fighter Wing, the Commander of the 8th Fighter Wing and Commandant of the USAF Weapons School. With extensive commercial and national security experience, Steve has dual Masters' (MBA and MS) from Embry Riddle University, a Bachelor's from the USAF Academy and is a graduate of the Air Force Fighter Weapons School.

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THE PITCH

Revolutionizing Package Delivery, Public Safety & Military Operations with Efficiency, Autonomy, & Security

Imagine a world where every package, emergency response, and military mission operates with speed, precision, and zero downtime. Target Arm is working towards making this vision a reality, aiming to unlock an era of enhanced efficiency, autonomy, and security. No stops. No pilots. Just planned progress.

As self-driving cars and AI become a reality, drones are primed to redefine our expectations. We believe the next frontier is within reach: drones designed to operate seamlessly alongside moving vehicles, aiming to unlock opportunities across industries not yet fully explored by current technology. This significant gap in the market presents a unique opening with the potential for success. Target Arm's proprietary solutions are designed to reshape logistics, public safety, and military operations, potentially ushering in game-changing capabilities while aiming to generate significant returns for early supporters and investors.

MINUTES MATTER!

Our Technologies Aim to Improve the Movement of Goods and Services for an Increasingly Mobile Society

MARKET POTENTIAL*

- **$500B** package delivery
- **$5B** DOD market

AI-ENHANCED

Integrated Software - increased effectiveness and autonomy

MORE EFFICIENT

Decreasing package delivery costs as much as 95%, in less time, with higher satisfaction

LIFE-SAVING SPEED

Products enable **faster and more effective** decisions. Potentially saving lives!

HYPER-FAST DELIVERIES

Products enable packages to be **delivered in hours or minutes, not days**

NO-STOP NEEDED

Our products revolutionize package delivery, public safety, and military operations

NO-PILOT NEEDED

Enable **fully autonomous** drone operations

LEADING-EDGE ROBOTICS

Integrated products **applicable to diverse** markets

The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks and uncertainties. Actual outcomes may differ. Source for Package Delivery Market.

The Target Arm Advantage

Target Arm has developed five innovative, AI-driven products designed for seamless drone deployment on the move, reducing the need for stops and pilots. Imagine the following possibilities:

- **Delivery Without Delay:** A delivery truck that keeps moving, enabling faster, more efficient logistics while minimizing costs and environmental impact.
- **Life-Saving Response:** A fire chief deploys a drone while en route to assess critical situations, speeding up crucial decisions when every second counts.
- **Uninterrupted Military Operations:** Troops in motion can deploy drones designed for safe reconnaissance, aimed at enhancing their safety and effectiveness in real time.

A Transformational Era is Emerging

Drones and robotics have the potential to become as integral to society as mobile phones, revolutionizing how we live, work, and protect lives. With Target Arm's advancements, we believe we are at the forefront of efforts toward a more efficient, responsive, and autonomous world. As trust and demand grow, so does the need for reliable, in-motion drone solutions. Target Arm is preparing to meet that demand and aims to play a key role in its development.

Join Us in Building Tomorrow's Solutions

Minutes matter, and so does the opportunity to contribute to this significant transformation. We aim to bring this vision to life with your support, driving impactful change and potentially creating value across diverse industries.

THE PROBLEM & OUR SOLUTION

Transforming the Future: The Last Mile, Safety, and Defense

At Target Arm, we're not just solving problems—we're setting new benchmarks. Our mission is to transform package delivery, public safety, and military operations with groundbreaking drone technology while on-the-move.

Cost Matters: Revolutionizing Package Delivery

Based on our research, the "last mile" of package delivery is costly, averaging $4–$5 per package. Target Arm's autonomous drones, launching from moving vehicles, **could cut delivery costs by as much as 95%**—down to $0.25 per package—potentially reshaping logistics.

Minutes Matter: Enhancing Public Safety

In emergencies, every second counts. Target Arm's AI-powered software provides responders with instant insights from moving vehicles, helping save lives by enabling faster, more informed decisions.

Lives Matter: Protecting Soldiers On-the-Move

Mobility is key in military strategy. Target Arm's tech can allow troops to apply lethal force or to gather real-time intelligence while moving, enhancing safety and enabling proactive maneuvers.

Join Target Arm, where every package, every second, and every soldier's safety matters.

Here's How Our Products Work

INTRODUCING OUR TWO HARDWARE DEVICES

Tular® (The Universal
Launch & Recovery) device

Ralar™ (Robotic Arm
Launch & Recovery) device




These devices empower seamless, autonomous drone operations for both rotary and fixed-wing models, directly from any moving vehicle—at any speed.



Package Delivery



Generate 28-Drone Swarms



Airborne C-17 Drone Ops



Uncrewed Ground Vehicle + Tular



First Responders



Medium Uncrewed Surface Vessel



Windfarm

According to our research, we believe Tular and Ralar are the first of their kind to enable both military and commercial customers for use in all modes of transportation.

Images of the package delivery and the unmanned ground vehicle are computer-generated and/or displayed for use case purposes & not currently available on the market.

Our Products

FIVE INTEGRATED PRODUCTS
Tular: Launch & Recovery Devices
Ralar: Launch & Recovery Devices
THREE SOFTWARE PILLARS
TRACKR
Sensor Fusion Engine
AI-Enhanced Software
TURBOFLY
Wrap-Around Flight Controller
AI-Enhanced Software
MAESTRO
Mission Controller
AI-Enhanced Software





As a leading-edge robotics, autonomy, and AI/ML firm, Target Arm has developed an integrated suite of products designed to support drone operations across multiple domains – aiming for hands-free, minimal-stop deployment. The company's products are designed to be drone-agnostic, domain-agnostic, service-agnostic, and platform-agnostic to achieve one-button operability, either with or without a pilot, depending on specific operational needs.

Introducing the Anticipated Future of Drone Recovery: Tracking & Recovering Drones on Moving Vehicles

In the fast-evolving world of unmanned aerial systems, drone recovery is one of the last major challenges. **Our Pin-Driven and Robotic Arm-Driven Systems** are advanced technologies designed to track and recover drones on moving vehicles with minimal interruptions. These innovative and complementary systems are designed to improve the efficiency and safety of drone operations, aiming to expand the potential for autonomous missions across various industries—from logistics and emergency response to infrastructure inspection and beyond. And they work seamlessly together.

What Makes Our System Stand Out?

- **Precision and Reliability:** Using advanced tracking algorithms and real-time telemetry, our two devices are designed to achieve precise positioning to capture drones, even at high speeds.
- **Versatility Across Applications:** Our technology can be adaptable to various industries, offering critical support for drones used in time-sensitive and high-stakes environments.
- **Safety First:** With robust recovery mechanisms, these systems are designed to minimize drone downtime and reduce the risk of loss or damage, supporting the protection of your investment in aerial assets.

Overview of Ralar – in SUV Luggage Carrier

Revolutionizing Drone Launch and Recovery On the Move
Our systems, Tular and Ralar, are uniquely designed to work with a wide range of drones and moving vehicles, whether on land, sea, or air. This means they're compatible with both rotary and fixed-wing drones, capable of autonomous launch and recovery at a range of operational speeds.

Our research indicates that this level of versatility may be among the most advanced in today's market. We're not just creating products; we're aiming to set a new standard for drone logistics and deployment.



TULAR ENHANCES MILITARY DRONE OPERATIONS

Always on the move.
No stop needed.

STRATEGIC PARTNERS

   

   

Images of the unmanned ground vehicle are displayed for use case purposes & not currently available on the market.

Imagine a logistics revolution. With Tular and Ralar, we're pioneering a new era in package delivery, aiming to provide faster, more efficient, and cost-effective solutions across industries. From oil and gas to agriculture and offshore wind farms, Tular's and Ralar's capabilities are designed to go beyond traditional methods, helping to make logistics smarter and more adaptable to the demands of today's world.

But our integrated products aren't just for commercial applications. Our platform has the potential to contribute to military operations by providing aerial support, aiming to enhance surveillance capabilities, and enabling rapid deployment and recovery of drones. Imagine a swarm of drones launching in unison with the capability to tackle complex missions in real time.

WHY?

Target Arm aims to change the world by connecting all mode of transportation with physical goods & services



HOW?



- Develop procedures/ processes designed for speed

- Conduct agile R&D as basis for product design

- Team of robotics-driven people with a drive for continuous improvement & seeking positive change

WHAT?

TULAR & RALAR



- Drone Launch & Recovery Devices

- Sensor Fusion Engine

- Wrap-Around Flight

- Mission Controller



AND WE BELIEVE WE'RE JUST GETTING STARTED!

―――――

the market & our traction

A Multi-Billion Dollar Market Opportunity in Robotics & Autonomy

Target Arm is strategically focused on defense needs, the automotive industry, and the projected $25.3 billion autonomous last-mile delivery market, aiming to target the combined $30 billion+ Service Addressable Market (SAM) across commercial and military applications.*[1,2]



MARKET OPPORTUNITY*

$5 Billion

The Service Addressable Market for Dept. of Defense (DoD)

$17 Billion

The Serviceable Addressable Market for Package Delivery

Source | *Source*

*The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks and uncertainties. Actual outcomes may differ materially.

The convergence of these trends can make the robotics and autonomy industry a vibrant and transformative space, offering the potential for Target Arm to deliver innovation and positive impacts across various sectors.

Target Arm has secured over $3.5 million in R&D contracts funded by the U.S. Air Force, Space Force, and Army.* In addition, the US Air Force initiated a Phase 3 contract with Target Arm to develop new technologies for air-to-air refueling with autonomous vehicles called SHARK (Small Hybrid Aerial Refueling Kit). SHARK is designed to bring innovative capabilities to Air-to-Air refueling for the DoD. Additionally, we have 3 USPTO patents issued to secure our unique technology for air, maritime, and space environments – supporting our position as an innovator in autonomous drone launch and recovery. Ralar is patent pending.

*Past performance is not indicative of future results.

In November of 2022, Target Arm was contracted for and then demonstrated a Proof of Concept (POC) to the leadership of Hyundai Motor Group in Seoul, South Korea. Subsequently, in December 2023, Target Arm demonstrated again, now with its new commercial product Tular v3.5, to Hyundai America's leadership in Michigan. Strategic affiliates include Techstars, Endless Frontier Labs, Massrobotics, Newlab, and CTNext. Target Arm is also a Service-Disabled, Veteran-Owned Small Business.

CONTRACTS AND FUNDING

8 Department of Defense (DoD) contracts won through SBIR & STTR program

$2.3M in direct equity investments from defense industry focused VC firms

Over **$3.5 million** in R&D contracts funded by the **U.S. Air Force, Space Force and Army**

Engaged in **various collaborations** with **commercial entities** such as **Hyundai**

US Air Force Phase 3 Contract – SHARK (Small Hybrid Aerial Refueling Kit)

3 USPTO patents issued – air, maritime, and space for differing environmental use cases

AWARDS



Top 5 Startup of the Year (2021)



Winner – Robotics MA Innovation Network (2021)



Pepperdine's Most



Entrepreneur Innovation

Fundable Company (2020)   & Judges' Award (2019)

ABOUT

HEADQUARTERS

12 FISHER LN

RIDGEFIELD, CT 06877

WEBSITE

View Site ⧉

Past performance is not indicative of future results.

Target Arm's AI-powered Products seamlessly launch & recover drones while driving, revolutionizing package delivery, public safety and military operations with hyper-efficiency.

With eight (8) Department of Defense (DoD) contracts won through the Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) program, and a laser focus on commercial and military markets, we believe the future for Target Arm is sky high.

TERMS

Target Arm

Overview

PRICE PER SHARE

$1.88

VALUATION

$68.65M

DEADLINE ⓘ

Mar. 14, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ

$15K - $4.39M

Breakdown

MIN INVESTMENT ⓘ

$498.20

MAX INVESTMENT ⓘ

$4,390,153.44

MIN NUMBER OF SHARES OFFERED

7,978

MAX NUMBER OF SHARES OFFERED

2,335,188

Maximum Number of Shares Offered subject to adjustment for bonus shares

OFFERING TYPE

Equity

SHARES OFFERED

Common Stock

SEC Recent Filing

WHY INVEST

Join Us & Launch Into the Future With Target Arm



THE SKY IS NO LONGER THE LIMIT

Help us utilize our autonomous capabilities to provide solutions across multiple industries

Propelled by $3.5 million in government contracts and ongoing commercial discussions with global automotive and defense industry companies, Target Arm is ready to take hold of a $30 billion+





Serviceable Addressable Market.*

We believe our leadership team's diverse backgrounds, military experience, industry knowledge, and track record of achievements, combined with our hand-picked robotics engineers, position us as an emerging leader in the robotics and autonomy sector.

Imagine drones delivering life-saving medicine to an en-route ambulance, inspecting offshore wind turbines from thousands of miles away, or even saving lives in natural disasters. These are just some of the examples of what Target Arm could enable with drones on the move.

**Past performance is not indicative of future results. The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks and uncertainties. Actual outcomes may differ materially.*

Our Team

We Embrace a "Fail-Fast" Culture, Which Means We Learn Quickly & Innovate Fearlessly

Imagine backing a company led by a true visionary and seasoned leader. Meet Jeff McChesney, Target Arm's CEO & Founder. He had a distinguished career as an Air Force Colonel and F-15 fighter pilot. Jeff's mission-focused, results-driven approach has led thousands in combat. Beyond the military, his impressive financial acumen as the CEO of a $12B Family Office and his success with five previous startups make him the perfect leader to drive our innovative products into a booming market. With his proven leadership experience, he has built an exceptional team dedicated to developing and promoting our innovative products in a dynamic market.*

The team includes top experts in engineering, Robotics, AI/ML, marketing and sales. These talented individuals bring cutting-edge skills that are driving the future of technology.

Our 'Fail Fast' culture enables us to learn quickly and innovate without fear of failure during research and development. This approach is designed to help us develop new products more efficiently and cost-effectively, which we believe is a significant competitive advantage.

With our outstanding team and innovative culture, we believe Target Arm is well-positioned for growth as we prepare for sales in 2025.

Invest in Target Arm and help us write the next chapter in the robotics and autonomy industries. Minutes Matter!



**References to Jeff McChesney's past experience are provided for informational purposes only and do not guarantee future performance or outcomes for Target Arm. While Jeff's background demonstrates significant accomplishments, past performance and achievements are not indicative of future results.*

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,155,821	$2,060,891
Cash & Cash Equivalents	$266,551	$952,909
Accounts Receivable	$0	$150,000
Short-Term Debt	$24,250	$32,027
Long-Term Debt	$676,606	$688,521
Revenue & Sales	$366,374	$950,178
Costs of Goods Sold	$0	$10,520
Taxes Paid	$0	$0
Net Income	-$884,509	-$520,832

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Commission has not made an independent determination that these securities are exempt from registration.

<p style="text-align:center"><u>Voting Rights of Securities Sold in this Offering</u></p>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p style="text-align:center">Investment Incentives & Perks*</p>

<u>Time-Based Perks</u>

Early Bronze — Invest $1,000+ within the first 3 weeks and receive 15% bonus shares

Early Silver — Invest $2,500+ within the first 3 weeks and receive 20% bonus shares

Early Gold — Invest $5,000+ within the first 3 weeks and receive 25% bonus shares

Early Platinum — Invest $10,000+ within the first 3 weeks and receive 30% bonus shares

Early Diamond — Invest $25,000+ within the first 3 weeks and receive 35% bonus shares

Flash 1 — Invest $1,000+ Days 45-52 and receive 10% bonus shares

Flash 2 — Invest $2,500+ Days 45-52 and receive 15% bonus shares

Flash 3 — Invest $5,000+ Days 45-52 and receive 20% bonus shares

Flash 4 — Invest $10,000+ Days 45-52 and receive 25% bonus shares

Flash 5 — Invest $25,000+ Days 45-52 and receive 30% bonus shares

<u>Volume-Based Perks**</u>

Dream: $5,000+ - Receive 5% Bonus Shares

Impact: $10,000+ Receive 7% Bonus Shares

Empower: $25,000+ Receive 10% Bonus Shares + group video demonstration of Tular or Ralar with First Person POV View + a Personal 30-minute Zoom Meeting with our Executive Leadership Team

Inspire: $50,000+ Receive 15% Bonus Shares + Ride Along In-Person or Remotely Control the Target Arm Drone + Personal Hour long Zoom Meeting with Executive Leadership

Innovate: $100,000+ Receive 25% Bonus Shares + Have your name engraved on a Tular or Ralar Device + Ride along In-Person or Remotely Control the Target Arm Drone + Personal Hour long Zoom Meeting with Executive Leadership

<u>Loyalty Perk</u>

As you are a previous investor or an employee of the company or a friend or family in Target Arm Inc., you are eligible for additional bonus shares (25%)

<u>Reservations Perk</u>

As a reservations holder you are eligible for 20% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Non-Share Benefits: Please note the following regarding the non-share perks offered:

- Travel and Related Expenses: All travel and related expenses are the responsibility of the participant and must be completed within 90 days following the conclusion of the offering.

- Video Teleconferences: Your participation in video teleconferences with our executives and engineering team will be organized based on their availability and may be subject to rescheduling. We are committed to making reasonable efforts to accommodate your schedule, however, we cannot promise specific dates or times in advance.

- Private Demos and Flight Testing: Opportunities for private demonstrations and ride-along flight tests will be coordinated with the company's operational schedule. Participants will need to adhere to specific safety guidelines. Please be aware that these location-specific experiences do not cover travel or lodging expenses, which participants must arrange and finance independently.

The 10% StartEngine Venture Club Bonus

Target Arm Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, Loyalty Perk, and Reservations Perk in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

ALL UPDATES

Introducing Ralar (Robotic Arm Launch & Recovery)

After 2+ years in stealth development, we are super excited to share with everyone our newest product in the Tular™ line, Ralar™ (Robotic Arm Launch and Recovery).

Ralar is extremely versatile – it easily fits into an auto luggage container, or any other container, and can even be embedded into package delivery vehicles. Ralar builds upon all of our previous on-the-move work; it does some new things extremely well, and it even does some old things even better. In addition, our fully integrated family of products is expanding rapidly from the feedback we're receiving from end-users. We believe our two complementary hardware products, Tular and Ralar, with both using the same three AI-enhanced software products, create a killer family of solutions for drones on-the-move. Minutes Matter!

Jeff

INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

11.27.24

Maximum Bonus Available for an Investment Reserve

There are two other bonus opportunities I want to make sure you're aware of. The first is the **25% bonus for Previous Investor Loyalty**, and the second is a **10% bonus for Startengine Venture Club** members.

If you are considering an investment in Target Arm: **Reserve Now to be Eligible for 20% Bonus** at www.startengine.com/offering/targetarm

Jeff

11.26.24

Army's Human Machine Integrated Formations Summit



[Quick note: we'll be launching our crowdfunding campaign soon. Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm]

Target Arm Attends Army's Human Machine Integrated Formations Summit IV

I am excited to share that Target Arm was recently invited to attend a prestigious event hosted by the Army Future Command at the Bush Combat Development Center. This special field event took place at the Rellis Facility in Bryan, Texas.

General Reiney, the Commanding General of Army Futures Command, welcomed industry leaders to engage with operational units currently utilizing robotics and autonomous systems. The primary objective was to address current operational challenges directly from the soldiers using this advanced equipment.

The event was truly inspiring and reaffirmed that Target Arm is on the right path. I had the opportunity to speak directly with Colonel Bradley, the Director of the Next Generation Combat Vehicles Cross Functional Team, about integrating our Arsenal Modular Mission Payload (A-MMP) with either Tular or Ralar on upcoming vehicles. This in-depth conversation further solidified my belief that Target Arm is poised to provide our military with essential robotics and autonomous drones for on-the-move operations.

Thank you for your continued support.

Jeff

11.24.24

Exciting News from the 2024 Airlift/Tanker Assn.

[Quick note: we'll be launching our crowdfunding campaign soon. Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm]

Exciting News from the 2024 Airlift/Tanker Association Convention!

We had an incredible three days at the 2024 Airlift/Tanker Association Convention, where we showcased our innovative Air-Air Refueling solution, SHARK (Small Hybrid Aerial Refueling Kit), as part of Team Legionnaire. Our team includes Legionnaire,

MatrixSpace, Sixdof Space, and Target Arm, with our contribution being TRAKR, our AI-enhanced Sensor Fusion Engine product.

The convention featured inspiring keynotes from Secretary of the Air Force Frank Kendall, Chief of Staff of the Air Force General Allvin, and Commander of Air Mobility Command General Lamontagne. Special thanks to Lori DeMatteis, Lt. Gen. (Ret.) Glenn "Dozer" Spears, and Robert Alger from MatrixSpace for hosting SHARK within their booth.

We had fantastic conversations with leaders from across the Air Force, from the Pentagon to aircraft commanders. The feedback was unanimous: the demand for Air-Air refueling exceeds current capacity, especially as new autonomous aircraft come online. The future looks incredibly bright for SHARK and Target Arm with our TRACKR Sensor Fusion Engine. In my opinion, uncrewed aircraft refueling uncrewed aircraft is an inevitability.

This SHARK contract highlights the scalability of our technology, including our AI-enhanced software products, which can be repurposed across various autonomous industries as they emerge. We anticipate similar novel needs for our technology to arise in commercial industries as the FAA begins to integrate drones into the national airspace over the next few years.

Thank you for your continued support.

Jeff

11.22.24

Reserve shares now to be eligible for a 20% bonus

Reserve shares now to be eligible for a 20% bonus.

We'll be launching our crowdfunding campaign soon. Because you know me personally, or have previously invested, or are Followers of Target Arm, I wanted to reach out to you.

If you are considering an investment in Target Arm: Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm

I don't want you to miss out on this or other bonus opportunities we may offer.

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

10.29.24

Target Arm: Strategic Growth Opportunity



Target Arm's Tular on Robotic Vehicle in Texas, Both Operating Autonomously (Sep 2024)

We're thrilled to announce a major milestone at Target Arm as we prepare to unveil a groundbreaking product that's been in stealth development for over two years. This revolutionary technology, designed to meet urgent needs across the military, package delivery, and first responder sectors, is set to make a significant market impact. As we move forward, I'm pleased to invite you to join us on this exciting journey.

Strategic Highlights

<u>Exclusive DoD Presentation – October, San Diego, CA</u>

In late October, Target Arm will showcase its portfolio at the highly selective Solutions Meeting, hosted by the Office of the Under Secretary of Defense for Research and Engineering (OUSD (R&E)), Innovation & Modernization Directorate. This opportunity connects our innovative technology with Department of Defense (DoD) sponsors, facilitating pathways for field implementation. Among only 27 companies selected, we'll be presenting our latest hardware and AI-powered software to top military leaders and technology scouts.

<u>Market Expansion – November, A/TA Symposium and Tech Expo in Grapevine, TX</u>

In early November, courtesy of MatrixSpace, at Booth 511, we're honored to participate with Team Legionnaire at the Airlift/Tanker Association's (A/TA) Symposium, backed by the US Air Force's Air Mobility Command. Here, Target Arm will spotlight SHARK (Small Hybrid Aerial Refueling Kit), an autonomous refueling technology, highlighting our TRACKR sensor fusion engine. TRACKR's precision capabilities support autonomous air-to-air refueling with SHARK, a critical advancement for modernizing the DoD's fleet to seamlessly employ Collaborative Combat Aircraft (CCA).

Advanced Autonomous Solutions – US Army Engagement, Texas A&M, College Station, TX

Immediately following the A/TA symposium, we'll return to Texas A&M's Rellis Facility for the US Army's Human Machine Integration Formation Summit IV. Here, Target Arm will engage in reverse pitches from the US Army, addressing current integration challenges and advanced requirements for autonomy. This builds on our successful participation in September's Thunderstorm event, further positioning us as a leader in autonomous solutions for critical defense needs.

Thank you for your continued support and trust as we move toward these pivotal engagements. We look forward to keeping you updated on our progress.

Jeff

Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

10.07.24

$3.19M Contract Win to Develop SHARK


Legionnaire Awarded $3.19M
AFWERX Contract
Development of Next Generation
Air-refueling System
LEGIONNAIRE
MatrixSpace
Sixdof Space
TARGET ARM

We're excited to announce the following Press Release.

$3.19M Contract Win to Develop Small Hybrid Air-Refueling Kit (SHARK) for Tactical Aircraft

Legionnaire, in collaboration with MatrixSpace, Sixdof Space, and Target Arm, will design the SHARK under AFWERX Challenge contract

The SHARK will address critical refueling challenges for tactical aircraft, making it a significant advancement in unmanned aerial operations and the Department of the Air Force's (DAF) modernization efforts.

The Small Hybrid Aerial Refueling Kit (SHARK) is a modular refueling system designed for both traditional and non-traditional tanker aircraft. It enables in-flight refueling of military aircraft, whether crewed or uncrewed, enhancing operational endurance and combat readiness.

Features

- Modular Design: Easily adaptable to different tanker platforms, allowing versatility in refueling various aircraft types.
- Crewed and Uncrewed Compatibility: Supports both current and future military aircraft, including autonomous systems.
- Critical for Tactical Fleets: Provides essential refueling capabilities to tactical aircraft, advancing the U.S. and allied forces' reliance on Collaborative Combat Aircraft.

The SHARK system leverages advanced modularity, allowing for rapid deployment across different aircraft types. With its potential podded refueling boom, it offers a streamlined solution for extending the operational range of next-generation military aircraft. The collaboration with industry partners brings cutting-edge technology into the design:

MatrixSpace's AI-enhanced radar delivers ultra-low SWaP (Size, Weight, and Power) radar systems for situational awareness in any conditions.

Sixdof Space's optical tracking sensors provide high-speed positional and orientation data, ensuring accurate refueling maneuvers.

Target Arm's autonomous launch and recovery system enhances the overall efficiency of SHARK's deployment and operational use in both crewed and uncrewed scenarios.

"Rapid and sustained power projection depends upon the long reach of airpower which, in turn, hinges on the availability of sufficient in-flight air refueling. Our modular SHARK system will enable traditional and non-traditional tanker aircraft to safely refuel current and future military aircraft in flight – whether crewed or uncrewed." commented J.R. "Flash" Starch, CEO, Legionnaire International.

"It also provides this critical capability to our tactical fleet as NGAS matures. This is particularly valuable as the U.S. and our allies depend increasingly upon Collaborative Combat Aircraft and other uncrewed, autonomous aircraft. The SHARK is a perfect example of how to reimagine a standard practice and we are thrilled to be involved in this project with our partners."

Founded in Denison, Texas, Legionnaire International specializes in the design, manufacture, and testing of defense systems, aerospace components, and electrical harnesses. The company is recognized for delivering advanced weapons and carriage systems that meet the stringent demands of the defense industry. Their partnerships with MatrixSpace, Sixdof Space, and Target Arm highlight a shared commitment to innovation in support of U.S. national defense.

Reserve Now to be Eligible for 20% Bonus shares at www.startengine.com/offering/targetarm

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

10.03.24

National Security Matters!

We just finished showcasing our A-MMP at DoD's Thunderstorm 24-3 event in Texas. Target Arm's technology is designed to protect military formations with drones while they're on the move. As an added value, we also showed how versatile A-MMP is by moving it in a matter of minutes from our truck to an autonomous Unmanned Ground Vehicle (UGV) from Forterra. Their UGV is called an Small Multi-purpose Equipment Transport (SMET) and is a critical component to the Army's Human Machine Integration – Formation initiative. The feedback we gained from this event is invaluable for our future R&D, and helps us build better solutions for our warfighters.

Jeff

Reserve Now to be Eligible for 20% Bonus Shares at www.startengine.com/offering/targetarm

09.09.24

On-the-Move Matters!

In two weeks, we'll be demonstrating Tular and our three AI-enhanced software products at the DoD's Thunderstorm 24-3 event in Texas. This is a pivotal opportunity for Target Arm to showcase how we protect military formations while they're on the move. Our demo will highlight our capability to launch and recover drone swarms in real-time scenarios. The attached video shows recent testing with a mini-convoy, underscoring the growing importance of this technology for the DoD, particularly in light of current global conflicts. Feedback from this event will be invaluable for our R&D team, enabling us to improve our products further and significantly increase value for our investors.

Jeff

08.26.24

Swift Vehicle Transfer Capability

Our AI-enhanced, self-contained, battery-operated products enable users to transfer to another vehicle in less than five minutes. **This flexibility offers more options to both military and commercial customers, increasing the value of our offerings and providing more returns to our investors.** We're confident that this advancement enhances our market appeal and reinforces our commitment to innovation.

Jeff, CEO & Founder, "Cheese"

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jeffrey: Self-driving cars, artificial intelligence, drone delivery. All of this was hard for us to imagine until it happened. What's next?

Wherever you are, wherever you're going, you will be connected to your deliveries; giving everyone the freedom to live their most fluid and connected lives on their terms, even without the need for a physical address.

I'm Jeff McChesney, CEO & Founder of Target Arm. We believe we have the technology that will propel humanity into a new realm of possibilities.

Now I first got a sense of this in 2014, when I saw a request from the Department of Defense, looking for a way to do something the world has likely never seen before: launch and recover a drone from any moving vehicle.

I immediately understood both the lifesaving implications for the military and the huge commercial opportunity within the over $500 billion package delivery industry and beyond.

Imagine, a lifesaving blood donation could be quickly sent to a speeding ambulance. A replacement phone could be delivered to a moving train before someone arrives at their destination. Even a critical prescription drug could be delivered during a commute. And essential parts and supplies could be safely delivered to combat vehicles or naval ships at sea.

So, I invented Tular on-the-spot: a versatile drone launch and recovery system for vehicles – and submitted a patent application the very next day.

Today, our team of robotics engineers, with the help of our expert board of advisors, has made Tular a reality: a tangible and exciting solution for the future of mobility.

With multiple sizes and only one-button autonomous operation, we believe the applications of our multi-patented technology are virtually limitless.

And that's not just my opinion. We've been awarded $3.5m in funding from our active R&D contracts with the Air Force, won countless awards, and are collaborating with a major automotive manufacturer for commercial and defense applications.

As we shift from R&D to sales, our commercial focus is the half trillion dollar package delivery market. Right now, the final mile of a delivery costs an average of $4-5. With our no-stop-needed deliveries, traditional costs like labor and fuel are reduced, which would mean that we could reduce the cost of that last-mile by up to 95%.

That's why, in 2024, we'll be looking to manufacture additional Tulars as we are planning to hit the market for the first time. And of course, we'll continue to develop next-generation solutions.

But the true potential of our invention is not limited to package delivery, the military, or to any industry or sector. What it really represents is a major step forward where all physical goods can be delivered to you while on-the-move, no matter where you are.

Do you want to be a part of history? Then invest today.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials



Target Arm is taking reservations for a possible, upcoming round. Indicate interest today.

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Minutes Matter: AI + Package Delivery

Target Arm's AI-powered Products seamlessly launch & recover drones while driving, revolutionizing package delivery, public safety and military operations with hyper-efficiency, autonomy and security.

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



MINUTES MATTER:
AI + PACKAGE DELIVERY
TARGET ARM

$90,371.96 Reserved

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED	RESERVATIONS
$90,371.96	34

REASONS TO INVEST



- Pepperdine's Most Fundable Company – Selected as the Most Fundable Company in 2020 by Pepperdine University Business School – out of 4,500+ startups. Since then, we've raised over $3.5M in Investments and $2M Contracts.*
- Our 5 AI-enhanced products enable autonomous Launch & Recovery of rotary and fixed-wing drones from any moving vehicle, revolutionizing package delivery, public safety & military ops with speed, accuracy & security.
- Total Service Addressable Market (SAM) of $30B+, including U.S. Air Force, U.S. Space Force & the U.S. Army.



No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

Past performance, including $3.5M raised in investments and $2M in contracts, is not indicative of future results. There is no guarantee of similar outcomes. Prospective investors should evaluate all risks and consult advisors before investing.

***The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks, uncertainties, and assumptions, including changes in market conditions, regulatory developments, and technological advancements. Actual outcomes may differ.*

TEAM



Jeffrey "Cheese" A. McChesney • Chairman | CEO & Founder

Jeff McChesney, CEO of Target Arm, pioneers Tular, launching and recovering drones autonomously from any moving vehicle, already at over 65mph. A USAF Academy, Columbia and Harvard alumnus, TopGun grad, & Harvard National Security Fellow, Je...







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Ryan "Dory" Bigham • SVP | Lead Engineer & Co-Founder

Ryan Bigham, SVP & Lead Engineer at Target Arm, is an accomplished mechanical engineer who has excelled in team management in the aerospace and medical sectors. He has a proven track record of building successful teams capable of turning ideas in...





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Eric Achtmann • Director

Eric Achtmann, founder of Global Capital X, is a seasoned leader, innovator, and investor. He has extensive experience in aerospace, defense, and automotive sectors. Notable achievements include pioneering product development at McKinsey and co-...



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THE PITCH

Revolutionizing Package Delivery, Public Safety & Military Operations with Efficiency, Autonomy, & Security

Imagine a world where every package, emergency response, and military mission operates with speed, precision, and zero downtime. Target Arm is working towards making this vision a reality, aiming to unlock an era of enhanced efficiency, autonomy, and security. No stops. No pilots. Just planned progress.

As self-driving cars and AI become a reality, drones are primed to redefine our expectations. We believe the next frontier is within reach: drones designed to operate seamlessly alongside moving vehicles, aiming to unlock opportunities across industries not yet fully explored by current technology. This significant gap in the market presents a unique opening with the potential for success. Target Arm's proprietary solutions are designed to reshape logistics, public safety, and military operations, potentially ushering in game-changing capabilities while aiming to generate significant returns for early supporters and investors.

MINUTES MATTER!
Our Technologies Aim to Improve the Movement of Goods and Services for an Increasingly Mobile Society
MARKET POTENTIAL*
• $500B package delivery
• $5B DOD market
AI-ENHANCED
Integrated Software - increased effectiveness and autonomy
MORE EFFICIENT
Decreasing package delivery costs as much as 95%, in less time, with higher satisfaction
LIFE-SAVING SPEED
Products enable faster and more effective decisions. Potentially saving lives!
HYPER-FAST DELIVERIES
Products enable packages to be delivered in hours or minutes, not days
NO-STOP NEEDED
Our products revolutionize package delivery, public safety, and military operations
NO-PILOT NEEDED
LEADING-EDGE ROBOTICS

| Enable **fully autonomous** drone operations | Integrated products **applicable to diverse** markets |

The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks and uncertainties. Actual outcomes may differ. Source for Package Delivery Market.

The Target Arm Advantage

Target Arm has developed five innovative, AI-driven products designed for seamless drone deployment on the move, reducing the need for stops and pilots. Imagine the following possibilities:

- **Delivery Without Delay:** A delivery truck that keeps moving, enabling faster, more efficient logistics while minimizing costs and environmental impact.
- **Life-Saving Response:** A fire chief deploys a drone while en route to assess critical situations, speeding up crucial decisions when every second counts.
- **Uninterrupted Military Operations:** Troops in motion can deploy drones designed for safe reconnaissance, aimed at enhancing their safety and effectiveness in real time.

A Transformational Era is Emerging

Drones and robotics have the potential to become as integral to society as mobile phones, revolutionizing how we live, work, and protect lives. With Target Arm's advancements, we believe we are at the forefront of efforts toward a more efficient, responsive, and autonomous world. As trust and demand grow, so does the need for reliable, in-motion drone solutions. Target Arm is preparing to meet that demand and aims to play a key role in its development.

Join Us in Building Tomorrow's Solutions

Minutes matter, and so does the opportunity to contribute to this significant transformation. We aim to bring this vision to life with your support, driving impactful change and potentially creating value across diverse industries.

THE PROBLEM & OUR SOLUTION

Transforming the Future: The Last Mile, Safety, and Defense

At Target Arm, we're not just solving problems—we're setting new benchmarks. Our mission is to transform package delivery, public safety, and military operations with groundbreaking drone technology while on-the-move.

Cost Matters: Revolutionizing Package Delivery

Based on our research, the "last mile" of package delivery is costly, averaging $4–$5 per package. Target Arm's autonomous drones, launching from moving vehicles, **could cut delivery costs by as much as 95%**—down to $0.25 per package—potentially reshaping logistics.

Minutes Matter: Enhancing Public Safety

In emergencies, every second counts. Target Arm's AI-powered software provides responders with instant insights from moving vehicles, helping save lives by enabling faster, more informed decisions.

Lives Matter: Protecting Soldiers On-the-Move

Mobility is key in military strategy. Target Arm's tech can allow troops to apply lethal force or to gather real-time intelligence while moving, enhancing safety and enabling proactive maneuvers.

Join Target Arm, where every package, every second, and every soldier's safety matters.

Here's How Our Products Work

INTRODUCING OUR TWO HARDWARE DEVICES

| **Tular®** (The Universal Launch & Recovery) device | **Ralar™** (Robotic Arm Launch & Recovery) device |




 

These devices empower seamless, autonomous drone operations for both rotary and fixed-wing models, directly from any moving vehicle—at any speed.



Package Delivery



Generate 28-Drone Swarms



Airborne C-17 Drone Ops



Uncrewed Ground Vehicle + Tular



First Responders



Medium Uncrewed Surface Vessel



Windfarm

According to our research, we believe Tular and Ralar are the first of their kind to enable both military and commercial customers for use in all modes of transportation.

Images of the package delivery and the unmanned ground vehicle are computer-generated and/or displayed for use case purposes & not currently available on the market.

Our Products

FIVE INTEGRATED PRODUCTS

Tular: Launch & Recovery Devices

Ralar: Launch & Recovery Devices

 

THREE SOFTWARE PILLARS

TRACKR	TURBOFLY	MAESTRO
Sensor Fusion Engine	Wrap-Around Flight Controller	Mission Controller
AI-Enhanced Software	AI-Enhanced Software	AI-Enhanced Software

As a leading-edge robotics, autonomy, and AI/ML firm, Target Arm has developed an integrated suite of products designed to support drone operations across multiple domains – aiming for hands-free, minimal-stop deployment. The company's products are designed to be drone-agnostic, domain-agnostic, service-agnostic, and platform-agnostic to achieve one-button operability, either with or without a pilot, depending on specific operational needs.

Introducing the Anticipated Future of Drone Recovery: Tracking & Recovering Drones on Moving Vehicles

In the fast-evolving world of unmanned aerial systems, drone recovery is one of the last major challenges. **Our Pin-Driven and Robotic Arm-Driven Systems** are advanced technologies designed to track and recover drones on moving vehicles with minimal interruptions. These innovative and complementary systems are designed to improve the efficiency and safety of drone operations, aiming to expand the potential for autonomous missions across various industries—from logistics and emergency response to infrastructure inspection and beyond. And they work seamlessly together.

What Makes Our System Stand Out?

- **Precision and Reliability:** Using advanced tracking algorithms and real-time telemetry, our two devices are designed to achieve precise positioning to capture drones, even at high speeds.
- **Versatility Across Applications:** Our technology can be adaptable to various industries, offering critical support for drones used in time-sensitive and high-stakes environments.
- **Safety First:** With robust recovery mechanisms, these systems are designed to minimize drone downtime and reduce the risk of loss or damage, supporting the protection of your investment in aerial assets.



Ralar - Drone Launch & Recovery On-the-Move
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Overview of Ralar – in SUV Luggage Carrier

Revolutionizing Drone Launch and Recovery On the Move
Our systems, Tular and Ralar, are uniquely designed to work with a wide range of drones and moving vehicles, whether on land, sea, or air. This means they're compatible with both rotary and fixed-wing drones, capable of autonomous launch and recovery at a range of operational speeds.

Our research indicates that this level of versatility may be among the most advanced in today's market. We're not just creating products; we're aiming to set a new standard for drone logistics and deployment.



TULAR ENHANCES MILITARY DRONE OPERATIONS
Always on the move.
No stop needed.
STRATEGIC PARTNERS
AUTONODYNE
Valqari
GREENSIGHT
USDG
BIB TECHNOLOGIES
BUSINESS-IN-A-BOX
lynq
TEAL
SIC DRONE









**Images of the unmanned ground vehicle are displayed for use case purposes & not currently available on the market.*

Imagine a logistics revolution. With Tular and Ralar, we're pioneering a new era in package delivery, aiming to provide faster, more efficient, and cost-effective solutions across industries. From oil and gas to agriculture and offshore wind farms, Tular's and Ralar's capabilities are designed to go beyond traditional methods, helping to make logistics smarter and more adaptable to the demands of today's world.

But our integrated products aren't just for commercial applications. Our platform has the potential to contribute to military operations by providing aerial support, aiming to enhance surveillance capabilities, and enabling rapid deployment and recovery of drones. Imagine a swarm of drones launching in unison with the capability to tackle complex missions in real time.

WHY?

Target Arm aims to change the world by connecting all mode of transportation with physical goods & services



HOW?



- Develop procedures/ processes designed for speed
- Conduct agile R&D as basis for product design
- Team of robotics-driven people with a drive for continuous improvement & seeking positive change

WHAT?

TULAR & RALAR

- Drone Launch & Recovery Devices
- Sensor Fusion Engine
- Wrap-Around Flight
- Mission Controller



AND WE BELIEVE WE'RE JUST GETTING STARTED!

the market & our traction

A Multi-Billion Dollar Market Opportunity in Robotics & Autonomy

Target Arm is strategically focused on defense needs, the automotive industry, and the projected $25.3 billion autonomous last-mile delivery market, aiming to target the combined $30 billion+ Service Addressable Market (SAM) across commercial and military applications.*[1,2]



MARKET OPPORTUNITY*
$5 Billion
The Service Addressable Market for Dept. of Defense (DoD)
$17 Billion
The Serviceable Addressable Market for Package Delivery

Source / Source

**The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks and uncertainties. Actual outcomes may differ materially.*

The convergence of these trends can make the robotics and autonomy industry a vibrant and transformative space, offering the potential for Target Arm to deliver innovation and positive impacts across various sectors.

Target Arm has secured over $3.5 million in R&D contracts funded by the U.S. Air Force, Space Force, and Army.* In addition, the US Air Force initiated a Phase 3 contract with Target Arm to develop new technologies for air-to-air refueling with autonomous vehicles called SHARK (Small Hybrid Aerial Refueling Kit). SHARK is designed to bring innovative capabilities to Air-to-Air refueling for the DoD. Additionally, we have 3 USPTO patents issued to secure our unique technology for air, maritime, and space environments – supporting our position as an innovator in autonomous drone launch and recovery. Ralar is patent pending.

**Past performance is not indicative of future results.*

In November of 2022, Target Arm was contracted for and then demonstrated a Proof of Concept (POC) to the leadership of Hyundai Motor Group in Seoul, South Korea. Subsequently, in December 2023, Target Arm demonstrated again, now with its new commercial product Tular v3.5, to Hyundai America's leadership in Michigan. Strategic affiliates include Techstars, Endless Frontier Labs, Massrobotics, Newlab, and CTNext. Target Arm is also a Service-Disabled, Veteran-Owned Small Business.

CONTRACTS AND FUNDING
8 Department of Defense (DoD) contracts won through SBIR & STTR program
$2.3M in direct equity investments from defense industry focused VC firms
Over $3.5 million in R&D
Engaged in various

contracts funded by the U.S. Air Force, Space Force and Army

collaborations with commercial entities such as Hyundai

US Air Force Phase 3 Contract – SHARK (Small Hybrid Aerial Refueling Kit)

3 USPTO patents issued – air, maritime, and space for differing environmental use cases

AWARDS



Top 5 Startup of the Year (2021)



Winner – Robotics MA Innovation Network (2021)



Pepperdine's Most Fundable Company (2020)



Entrepreneur Innovation & Judges' Award (2019)

*Past performance is not indicative of future results.

With eight (8) Department of Defense (DoD) contracts won through the Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) program, and a laser focus on commercial and military markets, we believe the future for Target Arm is sky high.

WHY INVEST

Join Us & Launch Into the Future With Target Arm



THE SKY IS NO LONGER THE LIMIT

Help us utilize our autonomous capabilities to provide solutions across multiple industries

Propelled by $3.5 million in government contracts and ongoing commercial discussions with global automotive and defense industry companies, Target Arm is ready to take hold of a $30 billion+ Serviceable Addressable Market.*

We believe our leadership team's diverse backgrounds, military experience, industry knowledge, and track record of achievements, combined with our hand-picked robotics engineers, position us as an emerging leader in the robotics and autonomy sector.

Imagine drones delivering life-saving medicine to an en-route ambulance, inspecting offshore wind turbines from thousands of miles away, or even saving lives in natural disasters. These are just some of the examples of what Target Arm could enable with drones on the move.

Past performance is not indicative of future results. The market projections provided are based on published third-party sources and reflect current industry forecasts. These projections are forward-looking in nature and subject to significant risks and uncertainties. Actual outcomes may differ materially.

Our Team

We Embrace a "Fail-Fast" Culture, Which Means We Learn Quickly & Innovate Fearlessly

Imagine backing a company led by a true visionary and seasoned leader. Meet Jeff McChesney, Target Arm's CEO & Founder. He had a distinguished career as an Air Force Colonel and F-15 fighter pilot. Jeff's mission-focused, results-driven approach has led thousands in combat. Beyond the military, his impressive financial acumen as the CEO of a $12B Family Office and his success with five previous startups make him the perfect leader to drive our innovative products into a booming market. With his proven leadership experience, he has built an exceptional team dedicated to developing and promoting our innovative products in a dynamic market.*

The team includes top experts in engineering, Robotics, AI/ML, marketing and sales. These talented individuals bring cutting-edge skills that are driving the future of technology.

Our 'Fail Fast' culture enables us to learn quickly and innovate without fear of failure during research and development. This approach is designed to help us develop new products more efficiently and cost-effectively, which we believe is a significant competitive advantage.

With our outstanding team and innovative culture, we believe Target Arm is well-positioned for growth as we prepare for sales in 2025.

Invest in Target Arm and help us write the next chapter in the robotics and autonomy industries. Minutes Matter!

References to Jeff McChesney's past experience are provided for informational purposes only and do not guarantee future performance or outcomes for Target Arm. While Jeff's background demonstrates significant accomplishments, past performance and achievements are not indicative of future results.

ABOUT

HEADQUARTERS

**12 FISHER LN
RIDGEFIELD, CT 06877**

WEBSITE

View Site [↗]

Target Arm's AI-powered Products seamlessly launch & recover drones while driving, revolutionizing package delivery, public safety and military operations with hyper-efficiency, autonomy and security.

ALL UPDATES

12.04.24

Introducing Ralar (Robotic Arm Launch & Recovery)





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After 2+ years in stealth development, we are super excited to share with everyone our newest product in the Tular™ line, Ralar™ (Robotic Arm Launch and Recovery).

Ralar is extremely versatile – it easily fits into an auto luggage container, or any other container, and can even be embedded into package delivery vehicles. Ralar builds upon all of our previous on-the-move work; it does some new things extremely well, and it even does some old things even better. In addition, our fully integrated family of products is expanding rapidly from the feedback we're receiving from end-users. We believe our two complementary hardware products, Tular and Ralar, with both using the same three AI-enhanced software products, create a killer family of solutions for drones on-the-move. Minutes Matter!

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

11.27.24

Maximum Bonus Available for an Investment Reserve

Startengine Additional Bonuses Available
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Testing the Waters
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25%
Previous Investor Loyalty Perk
20%
during TTW
10%
Startengine Venture Club Bonus
www.startengine.com/offering/targetarm
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There are two other bonus opportunities I want to make sure you're aware of. The first is the **25% bonus for Previous Investor Loyalty**, and the second is a **10% bonus for Startengine Venture Club** members.

If you are considering an investment in Target Arm: **Reserve Now to be Eligible for 20% Bonus** at www.startengine.com/offering/targetarm

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

11.26.24

Army's Human Machine Integrated

Formations Summit


Army Futures Command
Welcomes you to the
Human Machine
Integrated Formations
Summit 2024
HUMAN MACHINE
INTEGRATED FORM
ORTH PROTECTING

[Quick note: we'll be launching our crowdfunding campaign soon. Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm]

<u>Target Arm Attends Army's Human Machine Integrated Formations Summit IV</u>

I am excited to share that Target Arm was recently invited to attend a prestigious event hosted by the Army Future Command at the Bush Combat Development Center. This special field event took place at the Rellis Facility in Bryan, Texas.

General Reiney, the Commanding General of Army Futures Command, welcomed industry leaders to engage with operational units currently utilizing robotics and autonomous systems. The primary objective was to address current operational challenges directly from the soldiers using this advanced equipment.

The event was truly inspiring and reaffirmed that Target Arm is on the right path. I had the opportunity to speak directly with Colonel Bradley, the Director of the Next Generation Combat Vehicles Cross Functional Team, about integrating our Arsenal Modular Mission Payload (A-MMP) with either Tular or Ralar on upcoming vehicles. This in-depth conversation further solidified my belief that Target Arm is poised to provide our military with essential robotics and autonomous drones for on-the-move operations.

Thank you for your continued support.

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

11.24.24

Exciting News from the 2024 Airlift/Tanker Assn.


Video from Airlift/Tanker Association 2024 Convention
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MatrixSpace


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[Quick note: we'll be launching our crowdfunding campaign soon. Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm]

Exciting News from the 2024 Airlift/Tanker Association Convention!

We had an incredible three days at the 2024 Airlift/Tanker Association Convention, where we showcased our innovative Air-Air Refueling solution, SHARK (Small Hybrid Aerial Refueling Kit), as part of Team Legionnaire. Our team includes Legionnaire, MatrixSpace, Sixdof Space, and Target Arm, with our contribution being TRAKR, our AI-enhanced Sensor Fusion Engine product.

The convention featured inspiring keynotes from Secretary of the Air Force Frank Kendall, Chief of Staff of the Air Force General Allvin, and Commander of Air Mobility Command General Lamontagne. Special thanks to Lori DeMatteis, Lt. Gen. (Ret.) Glenn "Dozer" Spears, and Robert Alger from MatrixSpace for hosting SHARK within their booth.

We had fantastic conversations with leaders from across the Air Force, from the Pentagon to aircraft commanders. The feedback was unanimous: the demand for Air-Air refueling exceeds current capacity, especially as new autonomous aircraft come online. The future looks incredibly bright for SHARK and Target Arm with our TRACKR Sensor Fusion Engine. In my opinion, uncrewed aircraft refueling uncrewed aircraft is an inevitability.

This SHARK contract highlights the scalability of our technology, including our AI-enhanced software products, which can be repurposed across various autonomous industries as they emerge. We anticipate similar novel needs for our technology to arise in commercial industries as the FAA begins to integrate drones into the national airspace over the next few years.

Thank you for your continued support.

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

11.22.24

Reserve shares now to be eligible for a 20% bonus

Reserve shares now to be eligible for a 20% bonus.

We'll be launching our crowdfunding campaign soon. Because you know me personally, or have previously invested, or are Followers of Target Arm, I wanted to reach out to you.

If you are considering an investment in Target Arm: Reserve Now to be Eligible for 20% Bonus at www.startengine.com/offering/targetarm

I don't want you to miss out on this or other bonus opportunities we may offer.

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Target Arm: Strategic Growth Opportunity



Target Arm's Tular on Robotic Vehicle in Texas, Both Operating Autonomously (Sep 2024)

We're thrilled to announce a major milestone at Target Arm as we prepare to unveil a groundbreaking product that's been in stealth development for over two years. This revolutionary technology, designed to meet urgent needs across the military, package delivery, and first responder sectors, is set to make a significant market impact. As we move forward, I'm pleased to invite you to join us on this exciting journey.

Strategic Highlights

Exclusive DoD Presentation – October, San Diego, CA

In late October, Target Arm will showcase its portfolio at the highly selective Solutions Meeting, hosted by the Office of the Under Secretary of Defense for Research and Engineering (OUSD (R&E)), Innovation & Modernization Directorate. This opportunity connects our innovative technology with Department of Defense (DoD) sponsors, facilitating pathways for field implementation. Among only 27 companies selected, we'll be presenting our latest hardware and AI-powered software to top military leaders and technology scouts.

Market Expansion – November, A/TA Symposium and Tech Expo in Grapevine, TX

In early November, courtesy of MatrixSpace, at Booth 511, we're honored to participate with Team Legionnaire at the Airlift/Tanker Association's (A/TA) Symposium, backed by the US Air Force's Air Mobility Command. Here, Target Arm will spotlight SHARK (Small Hybrid Aerial Refueling Kit), an autonomous refueling technology, highlighting our TRACKR sensor fusion engine. TRACKR's precision capabilities support autonomous air-to-air refueling with SHARK, a critical advancement for modernizing the DoD's fleet to seamlessly employ Collaborative Combat Aircraft (CCA).

Advanced Autonomous Solutions – US Army Engagement, Texas A&M, College Station, TX

Immediately following the A/TA symposium, we'll return to Texas A&M's Rellis Facility for the US Army's Human Machine Integration Formation Summit IV. Here, Target Arm will engage in reverse pitches from the US Army, addressing current integration challenges and advanced requirements for autonomy. This builds on our successful participation in September's Thunderstorm event, further positioning us as a leader in autonomous solutions for critical defense needs.

Thank you for your continued support and trust as we move toward these pivotal engagements. We look forward to keeping you updated on our progress.

Jeff

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$3.19M Contract Win to Develop SHARK



Legionnaire Awarded $3.19M
AFWERX Contract
Development of Next Generation
Air-refueling System
MatrixSpace
Sixdof Space



We're excited to announce the following Press Release.

$3.19M Contract Win to Develop Small Hybrid Air-Refueling Kit (SHARK) for Tactical Aircraft

Legionnaire, in collaboration with MatrixSpace, Sixdof Space, and Target Arm, will design the SHARK under AFWERX Challenge contract

The SHARK will address critical refueling challenges for tactical aircraft, making it a significant advancement in unmanned aerial operations and the Department of the Air Force's (DAF) modernization efforts.

The Small Hybrid Aerial Refueling Kit (SHARK) is a modular refueling system designed for both traditional and non-traditional tanker aircraft. It enables in-flight refueling of military aircraft, whether crewed or uncrewed, enhancing operational endurance and combat readiness.

Features

- Modular Design: Easily adaptable to different tanker platforms, allowing versatility in refueling various aircraft types.
- Crewed and Uncrewed Compatibility: Supports both current and future military aircraft, including autonomous systems.
- Critical for Tactical Fleets: Provides essential refueling capabilities to tactical aircraft, advancing the U.S. and allied forces' reliance on Collaborative Combat Aircraft.

The SHARK system leverages advanced modularity, allowing for rapid deployment across different aircraft types. With its potential podded refueling boom, it offers a streamlined solution for extending the operational range of next-generation military aircraft. The collaboration with industry partners brings cutting-edge technology into the design:

MatrixSpace's AI-enhanced radar delivers ultra-low SWaP (Size, Weight, and Power) radar systems for situational awareness in any conditions.

Sixdof Space's optical tracking sensors provide high-speed positional and orientation data, ensuring accurate refueling maneuvers.

Target Arm's autonomous launch and recovery system enhances the overall efficiency of SHARK's deployment and operational use in both crewed and uncrewed scenarios.

"Rapid and sustained power projection depends upon the long reach of airpower which, in turn, hinges on the availability of sufficient in-flight air refueling. Our modular SHARK system will enable traditional and non-traditional tanker aircraft to safely refuel current and future military aircraft in flight – whether crewed or uncrewed." commented J.R. "Flash" Starch, CEO, Legionnaire International.

"It also provides this critical capability to our tactical fleet as NGAS matures. This is particularly valuable as the U.S. and our allies depend increasingly upon Collaborative Combat Aircraft and other uncrewed, autonomous aircraft. The SHARK is a perfect example of how to reimagine a standard practice and we are thrilled to be involved in this project with our partners."

Founded in Denison, Texas, Legionnaire International specializes in the design, manufacture, and testing of defense systems, aerospace components, and electrical harnesses. The company is recognized for delivering advanced weapons and carriage systems that meet the stringent demands of the defense industry. Their partnerships with MatrixSpace, Sixdof Space, and Target Arm highlight a shared commitment to innovation in support of U.S. national defense.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

10.03.24

National Security Matters!




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We just finished showcasing our A-MMP at DoD's Thunderstorm 24-3 event in Texas. Target Arm's technology is designed to protect military formations with drones while they're on the move. As an added value, we also showed how versatile A-MMP is by moving it in a matter of minutes from our truck to an autonomous Unmanned Ground Vehicle (UGV) from Forterra. Their UGV is called an Small Multi-purpose Equipment Transport (SMET) and is a critical component to the Army's Human Machine Integration – Formation initiative. The feedback we gained from this event is invaluable for our future R&D, and helps us build better solutions for our warfighters.

Jeff

Reserve Now to be Eligible for 20% Bonus Shares at www.startengine.com/offering/targetarm

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

09.09.24

On-the-Move Matters!


On-the-Move Matters!
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In two weeks, we'll be demonstrating Tular and our three AI-enhanced software products at the DoD's Thunderstorm 24-3 event in Texas. This is a pivotal opportunity for Target Arm to showcase how we protect military formations while they're on the move. Our demo will highlight our capability to launch and recover drone swarms in real-time scenarios. The attached video shows recent testing with a mini-convoy, underscoring the growing importance of this technology for the DoD, particularly in light of current global conflicts. Feedback from this event will be invaluable for our R&D team, enabling us to improve our products further and significantly increase value for our investors.

Jeff

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

08.26.24

Swift Vehicle Transfer Capability


Flexibility Matters
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Our AI-enhanced, self-contained, battery-operated products enable users to transfer to another vehicle in less than five minutes. **This flexibility offers more options to both military and commercial customers, increasing the value of our offerings and providing more returns to our investors.** We're confident that this advancement enhances our market appeal and reinforces our commitment to innovation.

Jeff, CEO & Founder, "Cheese"

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.